Head Office
P.O. Box No. 5 HBOS plc
The Mound
EDINBURGH EH1 1YZ
Bank of Scotland

U.S. POST OFFICE DELAYED

Telephone: Direct Line 0131 243 5522
Switchboard 0131 442 7777
Fax: 0131 243 5516
Telex 72275

Securities and Exchange Commission,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.


02002856

Our Ref:

Your Ref: 82/3240

9th January, 2002


RECEIVED
JAN 30 2002
382

Dear Sirs,

SUPPL

Re: Exemption filing pursuant to Rule 12g3-2(b)

I refer to the US Securities Exchange Act 1934 Section 12(g) and specifically the exemption held under Rule 12(g)3-2(b) for securities of the Governor and Company of the Bank of Scotland (now part of HBOS plc). Pursuant to the ongoing obligation to provide relevant information I now enclose copies of announcements made to the London Stock Exchange.

Yours faithfully,

Kenny Melville,
Company Secretarial Assistant,
Company Secretary's Department.

Enc.

dw 3/4

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	Halifax House Price Index
Released	07:00 08 Jan 2002
RNS Number	5890P


RECEIVED
JAN 3 0 2002
WASH, D.C.
352

Full Announcement Text

RNS Number:5890P
HBOS PLC
8 January 2002

Halifax House Price Index

National Index December 2001

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 320.0 Monthly Change 2.9% Annual Change 15.5%

Standardised Average Price (seasonally adjusted) #98,885

* UK house prices rose by 2.9% in December (seasonally adjusted) the largest monthly increase since October 1999.

* The annual rate of house price inflation in the UK increased to 15.5%.

* The increase in house prices largely reflects a bounce back in confidence from the lows seen in the aftermath of September's terrorist attacks in America.

Commenting on the figures Gary Styles, Head of Group Economics, said:

"House price inflation has been very strong in 2001 rising from around 3-4% at the start of the year to over 15% in December. Despite the terrible events of September 11th and the dramatic slowdown in the world economy the housing market has shown remarkable resilience.

The latest figures show the strongest monthly rise since October 1999 and this largely reflects a revival in consumer confidence, something a number of economic indicators have shown in recent weeks. Slowing economic growth and rising unemployment should help to ease house price inflation to more moderate levels over the course of 2002."

END

Announcement Details

Company	Care UK PLC
TIDM	CUK
Headline	Holding in Company
Released	12:35 08 Jan 2002
RNS Number	6259P

Full Announcement Text

RNS Number:6259P
Care UK PLC
8 January 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

CARE UK PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC AND ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

-

6) (- %) of issued Class

7) Number of shares/amount of stock disposed

-

8) (- %) of issued Class

9) Class of security

-

10) Date of transaction

-

11) Date company informed

8 JANUARY 2002

12) Total holding following this notification

5,884,804

13) Total percentage holding of issued class following this notification

12.00%

14) Any additional information

FORMAL NOTIFICATION

15) Name of contact and telephone number for queries

J.R.S. BRYANT 01206 752552

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....8 JANUARY 2002.................

Letter to Care UK Plc - Dated 4 January 2002

On behalf of HBOS Plc

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended, on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a non-material interest in the shares of your company as follows:

Sedol	No of Shares	Security Class	Fund	- Registered Holder
0176655	919,529	Ordinary 10p	1105	Chase Nominees Ltd
0176655	2,332	Ordinary 10p	194	Chase Nominees Ltd A/C CMIG 194
0176655	29,450	Ordinary 10p	197	Chase Nominees Ltd A/C CMIG 197
0176655	71,365	Ordinary 10p	212	Chase Nominees Ltd A/C CMIG 212
0176655	427,750	Ordinary 10p	2314	Chase Nominees Ltd A/C CM1G2314
0176655	125,857	Ordinary 10p	2340	Chase Nominees Ltd A/C CMIG 2340
0176655	2,063,097	Ordinary 10p	ESCOS	Equitable Life Assurance Society
0176655	2,611	Ordinary 10p	FE1H	State Street Nominees
0176655	24,551	Ordinary 10p	HLBA	Morgan Nominees
0176655	19,382	Ordinary 10p	HLFO	Morgan Nominees
0176655	840	Ordinary 10p	HPBA	Morgan Nominees
0176655	620	Ordinary 10p	HPFO	Morgan Nominees
0176655	136,950	Ordinary 10p	HXBT	Morgan Nominees
0176655	162,330	Ordinary 10p	HXLFE	Morgan Nominees
0176655	4,830	Ordinary 10p	HXPEN	Morgan Nominees
0176655	1,860,310	Ordinary 10p	UKSML	CMI UK Smaller Co. Fund

HBOS plc's non-material interest is now 5,884,804 which is 12.00% of the shares in issue.

Letter from Clerical Medical Investment Management Ltd.

END

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Powergen PLC
Released	12:49 09 Jan 2002
RNS Number	7157P

Full Announcement Text

RNS Number:7157P
HBOS PLC
9 January 2002

Date of Disclosure 09/01/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/01/02

Dealing in Powergen (name of company)

1) Class of securities (eg ordinary shares) Ordinary 50p

2) Amount bought Amount sold Price per unit

12,348 #7.6050p

3) Resultant total of the same class owned or controlled
(and percentage of class) 7,045,187 (1.08%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund
management organisation Clerical Medical Investment Group Ltd

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1%
or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) Tim Harrison

Telephone and extension number 0207 321 1229 Kyri Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	12:51 09 Jan 2002
RNS Number	7160P

Full Announcement Text



RECEIVED
JAN 3 0 2002
352

RNS Number:7160P
HBOS PLC
9 January 2002

Date of Disclosure 09/01/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/01/02

Dealing in P&O PRINCESS CRUISES (name of company)

1) Class of securities (eg ordinary shares) ORDINARY USD0.5

2) Amount bought	Amount sold	Price per unit
13,137		#3.9950p

3) Resultant total of the same class owned or controlled
(and percentage of class) 8,317,567 (1.20%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund
management organisation CLERICAL MEDICAL INVESTMENT GROUP LTD.

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1%
or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) TIM HARRISON

Telephone and extension number KYRI MERAKLIS 0207 321 1229

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	15:04 09 Jan 2002
RNS Number	7281P

Full Announcement Text


RECEIVED
JAN 30 2002
352
WASH. D.C.
SECTION

RNS Number:7281P
HBOS PLC
9 January 2002

Date of Disclosure 09/01/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/12/01

Dealing in P&O PRINCESS CRUISES (name of company)

1) Class of securities (eg ordinary shares) ORDINARY USD0.5

2) Amount bought Amount sold Price per unit

19,000 #3.99P

3) Resultant total of the same class owned or controlled
(and percentage of class) 8,154,682 (1.18%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund
management organisation
BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1%
or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) TIM HARRISON

Telephone and extension number 0207 321 1229 KYRI MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also
identify controller of owner, eg where an owner normally acts on

instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END
